Annual Meeting of Shareholders of
TransCanada Corporation (“TransCanada”)

April 27, 2018

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations, Section 11.3

1. Election of Directors

By resolution passed via ballot, the following 11 nominees were appointed as Directors of TransCanada to hold office until the next annual meeting of shareholders of TransCanada, or until their successors are earlier elected or appointed.  The results of the ballot were as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Kevin E. Benson	551,114,778	98.90	6,103,223	1.10
Stéphan Crétier	556,188,656	99.82	1,023,983	0.18
Russell K. Girling	556,280,425	99.83	937,576	0.17
S. Barry Jackson	550,699,101	98.83	6,517,588	1.17
John E. Lowe	554,450,991	99.50	2,767,011	0.50
Paula Rosput Reynolds	553,756,103	99.38	3,461,898	0.62
Mary Pat Salomone	555,059,177	99.61	2,158,825	0.39
Indira Samarasekera	555,355,807	99.67	1,860,882	0.33
D. Michael G. Stewart	556,082,270	99.80	1,135,731	0.20
Siim A. Vanaselja	554,477,504	99.51	2,740,498	0.49
Thierry Vandal	556,161,094	99.81	1,056,908	0.19

2. Appointment of Auditors

By a resolution passed via show of hands, KPMG LLP, Chartered Professional Accountants, were appointed as auditors of TransCanada until the close of the next annual meeting of shareholders of TransCanada, and the directors were authorized to fix their remuneration. Proxies were received on this matter as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
557,597,392	97.11	16,565,604	2.89

3. Acceptance of TransCanada’s Approach to Executive Compensation

By resolution passed via ballot, on an advisory basis, TransCanada’s approach to Executive Compensation was approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% Votes Against
523,907,143	94.02	33,299,679	5.98

4. Approval to Consider the Shareholder Proposal

By resolution passed via ballot, the shareholder proposal regarding climate change disclosure was approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% Votes Against
552,200,093	99.10	5,011,953	0.90